

Benjamin Sawyer
Head of Corporate Actions

New York Stock Exchange
11 Wall Street, 14th Floor
New York, NY 10005

October 4, 2018

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of Collier Creek Holdings, under the Exchange Act of 1934.

- Units, each consisting of one Class A ordinary share and one-third of one redeemable warrant

- Class A ordinary shares, par value $0.0001 per share

- Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share

Sincerely,

Ben Sawyer